UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31734 / August 3, 2015

In the Matter of

MACQUARIE CAPITAL (USA) INC.
MACQUARIE CAPITAL INVESTMENT MANAGEMENT LLC
125 West 55th Street
22nd Floor
New York, NY 10019

DELAWARE MANAGEMENT BUSINESS TRUST, on behalf of its series
    DELAWARE MANAGEMENT COMPANY and
    DELAWARE INVESTMENTS FUND ADVISERS
FOUR CORNERS CAPITAL MANAGEMENT, LLC
DELAWARE DISTRIBUTORS, L.P.
2005 Market Street
Philadelphia, PA 19103

MACQUARIE FUNDS MANAGEMENT HONG KONG LIMITED
One International Finance Center
1 Harbour View Street, Central
Hong Kong SAR

(812-14460)

ORDER PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING A PERMANENT EXEMPTION FROM SECTION 9(a) OF THE ACT

Macquarie Capital Investment Management LLC, Delaware Management Business Trust, on
behalf of its series Delaware Management Company and Delaware Investments Fund
Advisers, Four Corners Capital Management, LLC, Delaware Distributors, L.P., Macquarie
Funds Management Hong Kong Limited (the "Fund Servicing Applicants") and Macquarie
Capital (USA) Inc. ("Macquarie Capital," and with the Fund Servicing Applicants, the
"Applicants"), filed an application on May 15, 2015, and amended the application on June 10,
2015, requesting temporary and permanent orders under section 9(c) of the Investment
Company Act of 1940 ("Act") exempting the Fund Servicing Applicants and any other
company of which Macquarie Capital is or hereafter becomes an affiliated person (together
with the Fund Servicing Applicants, the "Covered Persons") from section 9(a) of the Act with
respect to an injunction entered by the United States District Court for the Southern District of
New York on April 1, 2015 (the "Injunction").

On May 15, 2015, the Commission issued a temporary conditional order exempting the Covered Persons from section 9(a) of the Act with respect to the Injunction from May 15, 2015 until the Commission took final action on an application for a permanent order or, if earlier, July 14, 2015 (Investment Company Act Release No. 31602). On July 6, 2015, the Commission simultaneously issued a notice of the filing of the application and a temporary conditional order exempting the Covered Persons from section 9(a) of the Act (Investment Company Act Release No. 31704) until the Commission takes final action on the application for a permanent order. The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found that the conduct of the Applicants has been such as not to make it against the public interest or protection of investors to grant the permanent exemption from the provisions of section 9(a) of the Act.

Accordingly,

IT IS ORDERED, pursuant to section 9(c) of the Act, on the basis of the representations and conditions contained in the application filed by Macquarie Capital (USA) Inc., et al. (File No. 812-14460), as amended, that Covered Persons be and hereby are permanently exempted from the provisions of section 9(a) of the Act, operative solely as a result of the Injunction, described in the application, entered by the United States District Court for the Southern District of New York on April 1, 2015.

By the Commission.

Brent J. Fields
Secretary